ACCELRATE POWER SYSTEMS INC.

#1370, 1140 West Pender Street

Vancouver, BC  V6E 4G1

Tel:  604.688.8656

Fax:  604.688.8654

October 25, 2005

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the period ended September 30, 2005.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to AccelRate is available on SEDAR at www.sedar.com.

Business Overview

We have developed the unique AccelRateTM technology to speed the generation of energy.  Our flagship product is the AccelRateTM battery charger, which utilizes a charge/discharge algorithm to reduce battery charge times by up to 80% (the “Technology”).  Using our Technology a charger reduces the internal resistance of a battery by reversing the current, which homogenizes the ion field, resulting in a more even distribution of ions over the battery’s entire plate surface. Therefore, a high charging rate can be maintained and the battery can be charged faster than with a conventional charger.

The Technology has been developed and tested for use in applications large and small, from portable devices to power tools, forklifts, golf carts and electric bicycles to electric cars.  Due to the lack of heat generation, it has been shown to extend battery life and to reduce energy costs by more than 10%.  Through agreements in Canada and the United States and associations in Asia and Europe, we are in the first stage of a global marketing campaign.

Pursuant to the terms of the License and Distribution Agreement dated July 19th, 1999 with Vladimir Petrovic, the inventor and licensor of the Technology, we were granted a license to the Technology for a term of 20 years, continuing on a year to year basis thereafter, pursuant to which we agreed to pay a royalty of 50% of the net profits earned from the Technology.

We subsequently entered into a purchase agreement dated February 5th, 2004 with Mr. Petrovic whereby we acquired Mr. Petrovic’s interest in the 50% of net profits in consideration of 3,000,000 common shares in our capital stock.  The 3,000,000 common shares issued to Mr. Petrovic are subject to voluntary escrow restrictions as follows: (I) 500,000 shares were released from escrow on the date the acquisition was completed, being March 19th, 2004; and (II) an additional 500,000 shares will be released every six months from the completion date of March 19th, 2004, so that all of the shares will be free trading as of September 20th, 2006.  A total of 2,000,000 shares have been released to date.

On December 17th, 2004, we entered into a letter of intent (the “Letter of Intent”) with Hawker Powersource Inc. (“Hawker”), for the manufacturing and marketing of battery chargers throughout North America, incorporating our Technology.  Hawker is the largest brand of industrial lead acid batteries in the world.

We subsequently announced on April 7th, 2005, that we had signed an exclusive License Agreement with Hawker for the manufacturing and marketing of lead acid battery chargers incorporating our Technology throughout North America.

As agreed to under the Letter of Intent and subsequent License Agreement, Hawker will manufacture a private label line of chargers for us to be sold through aftermarket distributors to the vast motorized materials handling industry, for which we have agreed to pay a development fee for initial and future product designs.  In addition, Hawker will have, for a period of five years, an exclusive license in the lead acid motive power and reserve power sectors to manufacture and sell battery chargers incorporating our Technology throughout North America.

We have now introduced our AccelRate® SC “high-speed” chargers, which offer numerous advantages over the most advanced battery charger technologies.  Benefits include automatic recognition of voltage, battery capacity, battery chemistry and state-of-charge. The latest Insulated Gate Bipolar Transistor (“IGBT”) high-frequency power electronics technology incorporated in our product line allows for a compact and lightweight wall-mountable charger.  Our initial offering includes four models, ranging from 180 amps to 500 amps, to effectively cover the complete range of large industrial batteries.  End users, through the Web enabled features of these units, can communicate with their batteries and chargers in real time, ensuring better monitoring and fleet management, thus maximizing their return on capital investment. The charger also receives real-time data from the batteries, ensuring maximum performance and safety.

We have appointed Papé Material Handling (“Papé”) as our agent for the sales and distribution of our private label line of high-speed battery chargers.  Papé, one of the Western U.S.’s largest distributors of material handling equipment, will market, distribute and sell our patented charging products to the material handling industry’s after-market throughout Washington, Oregon, California and Nevada.  Products incorporating our Technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.  Papé, headquartered in Eugene, Oregon, is a retail dealer of forklift trucks and other material handling equipment on the West Coast of the United States.

We have received our initial stocking order from Papé Material Handling, Inc. (Papé) for 30 AccelRate™ battery chargers.  Retail pricing for our high-speed charger product line will range from US $6,300 to US $19,250.

We have also appointed Carney Battery Handling Ltd. (“Carney”) as our agent for the sale and distribution of our private label line of high-speed battery chargers in Canada.  Carney is the undisputed battery handling market leader in Canada.  Carney will market, distribute and sell our patented charging products to the material handling industry’s aftermarket throughout Canada. We have received an initial stocking order from Carney for AccelRate® Smart Chargers.

On June 28th, 2005 we announced that we had received an order from Mutlu Akü for an AccelRate® Smart Charger (SC).   Mutlu Akü, the largest manufacturer of batteries in Eastern Europe and the Middle East, has placed its initial order for an AccelRate 350 Ah high-speed battery charger.  Product delivery occurred in August 2005, at which time Mutlu Akü witnessed first-hand the product’s unique attributes.  We subsequently met with Mutlu Akü  to discuss future opportunities between the companies with a goal of advancing our respective global leadership positions.

We have expanded our distributor network into Mexico by appointing leading distributor Standard Machinery & Supply Company S.A. de C.V. They have placed an initial order for AccelRate® SC product destined to prove out the technology to some of their larger accounts.

On August 17, 2005, the Company announced that it received Underwriters Laboratory (“UL”) certification, resulting in commercialization of the product.  The UL certification indicates compliance with rigorous safety standards and operational requirements.  On September 29, 2005, the Company announced that it had completed the UL certification process for its entire line of industrial chargers, including its two most popular chargers – the AccelRate® SC350  and the SC500.  This announcement signified that AccelRate SC models ranging from 180Ah to 500Ah were in full production and would be shipped to distributors.  This would then allow delivery to end-use customers.

Significant Recent Developments

On April 22nd, 2005 we issued a News Release stating that from 2002 to 2004 we worked with Ferro Magnetics (“FM”) towards forming a strategic alliance.  In December 2004 we terminated those efforts as we were not deriving value from them.  FM asserts that it has a non-exclusive license and a supply agreement with us.  We deny that and, to remove any doubt, have filed a claim with the Supreme Court of British Columbia against FM for damages and for declarations consistent with our position that FM has no rights, contractual or otherwise, to use the our Technology and no contract with us.

By News Release dated June 14th, 2005 we subsequently confirmed that FM had filed its statement of defence and a counterclaim against us, in which it says that FM did at one time have a license to use the technology, but that the Company has repudiated that contract and FM has accepted that repudiation.  By taking that position, FM has acknowledged that, whatever had previously been the case, FM currently has no rights whatsoever to use AccelRate technology.  The Company will continue to seek the referenced Court declaration, but is pleased to be able to report that FM is no longer asserting any entitlement to use the AccelRate technology. Management is of the view that FM’s defence and counterclaim have no merit and we will continue to pursue our claims against FM.

Since the Company’s last audit, the Company’s auditors, Ellis Foster Chartered Accountants, have entered into a transaction with Ernst & Young LLP under which certain assets of Ellis Foster were sold to Ernst & Young and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young and carried on their practice as members of Ernst & Young.  As a result, Ernst & Young will appear as the Company’s auditor of record on a going-forward basis.

On August 17, 2005, the Company announced that it received Underwriters Laboratory (“UL”) certification, resulting in commercialization of the product.  The UL certification indicates compliance with rigorous safety standards and operational requirements.   On September 29, 2005, the Company announced that it had completed the UL certification process for its entire line of industrial chargers, including its two most popular chargers – the AccelRate® SC350 and the SC500.  This announcement signified that AccelRate SC models ranging from 180Ah to 500Ah were in full production and would be shipped to distributors.  This would then allow delivery to end-use customers.

In September, 2005 Hawker updated their website and introduced the latest generation Hawker LifeSpeed™ 3000 battery charger product line, all incorporating AccelRate’s advanced “high-speed” charging technology.  Hawker’s product launch now allows North American customers the opportunity to purchase the world’s most advanced charger directly from the world’s largest brand of industrial batteries that offers over 80 years of motive power experience.

In September, 2005  the Company completed  a non-brokered private placement and sold 192,333 units at a price of $1.50 per unit, to raise gross proceeds of $288,500.  Each unit consists of one common share and one non-transferable share purchase warrant, exercisable at $1.65 per unit to purchase one additional common share for one year after closing.

Initial product was shipped to distributors during the quarter ended September 30, 2005 and the Company moved into the commercial phase recognizing revenue from its Technology.

On October 13, 2005, the Company amended its interim consolidated financial statements and “Management Discussion and Analysis” for the three months ended March 31, 2005 and the six months ended June 30, 2005 from those previously filed.  The amendment was required as a result of changes identified from an accounting review performed by new financial personnel and relate primarily to transactions not previously recorded pursuant to a License and Private Label Agreement signed with Hawker.

Corporate Information

Our Board of Directors is as follows:

Caspar Koch

Reimar Koch

The Honourable Edward Lawson

Murray Macham

Rudy Booiman

Ian M. Adam, F.C.A.

Our officers are:

Caspar Koch

Chairman of the Board, Chief Financial Officer and Corporate Secretary

Reimar Koch

President and Chief Executive Officer

Debby Harris

Vice-President, Corporate and Market Development

Pierre Gadbois

Vice-President, Motive Power

Vladimir Petrovic

Chief Technology Officer

Our issued and outstanding share capital is 23,914,649 common shares as of September 30, 2005.  Fully diluted, if all of the outstanding stock options to purchase an aggregate of 2,796,071 common shares are exercised and the $256,000 convertible loans and attached warrants are converted to 1,034,343 common shares, we would have an issued and outstanding share capital of 27,745,063 common shares.

Plan of Operations

We have now signed distributor agreements for our AccelRate® SC industrial chargers in  North America.  With Papé and Carney as our initial distributors, we are now in a position to provide commercial advanced charging products, offering premium quality and performance, to customers in the profitable aftermarket business, which represents 60% of our total motive market.

Initial product was shipped to distributors during the quarter ended September 30, 2005 and the Company moved into the commercial phase recognizing revenue from its Technology.  Our current focus is to ship existing orders, to train and educate our initial dealers to drive end-use customer satisfaction, ultimately securing additional orders.

We will continue to develop relationships with industry leaders interested in pursuing license agreements for our Technology and add additional distributors for our industrial products.

Summary of Quarterly Results

Description (YTD amounts)	Sept 30 2005 $	June 30 2005 $	Mar 31 2005 $	Dec 31 2004 $	Sept 30 2004 $	June 30 2004 $	Mar 31 2004 $	Dec 31 2003 $
Net Revenues	111,122	0	0	0	0	0	0	0
Net (Loss)	(1,358,270)	(841,597)	(250,401)	(991,746)	(763,076)	(511,905)	(233,724)	(549,167)
Per share	(0.06)	(0.04)	(0.01)	(0.05)	(0.04)	(0.03)	(0.01)	(0.03)

(1)

(Loss) before discontinued operations and extraordinary items is the same as Net (Loss) as there are no discontinued operations or extraordinary items in 2003, 2004 or 2005.  Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Solvency

As of September 30, 2005, we had cash and cash equivalents of $272,712, compared to $423,204 as at September 30, 2004, representing a decrease of $150,492.  As of September 30, 2005, we had  working capital of $306,434, compared to working capital of $399,641 for the same period in 2004.

During the three months ended September 30, 2005, we received $236,700 in net cash subscriptions relating to our non-brokered private placement whereby 192,333 units were sold at $1.50 per unit, each unit comprising one common share plus one non-transferable share purchase warrant exercisable at $1.65 per unit to purchase one additional common share for one year from closing; and $37,217 from the exercise of 68,400 stock options at prices between $0.69 and $0.73 per share.  During the three months ended September 30, 2004, we received $134,400 from the exercise of share purchase warrants at a price of $0.35 per share and $659 from the partial exercise of stock options at a price of $0.30 per share.

Subsequent to September 30, 2005, we raised an additional $30,000 from the exercise of 100,000 stock options at a price of $0.30 per share and received the remaining balance of $42,750 in share subscription funds pursuant to the private placement outlined above.

Our current cash and cash equivalents balances are sufficient to meet our cash requirements for the next three months.  In addition, we are now generating revenues from licenses and royalties pursuant to our License and Manufacturing Agreement with Hawker, and from sales of our private label line of high-speed battery chargers by Papé and Carney, although we cannot predict with any accuracy the amount and timing of such revenues.  As required, management may arrange additional equity financing in the future to fund the Company’s operations.  Current funds will be used for operational expenses and the ongoing commercialization of our technology, research and development expenses, marketing and general and administrative expenses.

Results of Operations

We generated revenues of $105,293 from licenses, royalties and sales of our private label line of high-speed battery chargers and interest income of $1,360, offset by cost of sales of $63,060 resulting in a gross margin of $43,593 during the three months ended September 30, 2005 compared to interest and other income of $13,748 for the same period in 2004.  Expenses incurred of $560,266 resulted in a loss of $516,673 for the three months ended September 30, 2005 compared to expenses of $264,919 and a loss of $251,171 for the same period in 2004.  The revenues are the first product revenues generated by the Company and are not yet sufficient to offset the expenses incurred, as we continue to embark on the commercialization phase. The increased expenses in 2005 were as a result of increased accounting and administration fees, legal and patent fees, marketing and promotion, research and development, salaries and benefits as a result of increased staffing, stock-based compensation and travel and automobile expenses, offset by decreases in consulting fees.  The reasons for the changes in these expenses from the prior period are discussed under “Expenses” below.

Revenues and Gross Margin

Initial product revenues of $105,293 were generated for the three months ended September 30, 2005 relating to licenses, royalties and sales of our private label line of high-speed battery chargers as we move into the commercialization phase, compared to $Nil for the same period in 2004.  In addition, interest and other income of $1,360 was earned for the three months ended September 30, 2005 compared to $13,748 for the same period in 2004.  Cost of sales of $63,060 ($Nil – 2004) were also incurred resulting in a gross margin realized for the three months ended September 30, 2005 of $43,593 compared to $13,748 for the same period in 2004.

Expenses

Expenses for the three months ended September 30, 2005 were $560,266, compared to $264,919 for the three months ended September 30, 2004.  The major expenses incurred were  accounting and administration fees, legal and patent fees, marketing and promotion, rent and utilities, research and development,  salaries and benefits, stock-based compensation and travel and automobile costs, and the significant changes in these expenses in 2005 compared to 2004 are explained below.

Accounting and administration fees increased by $23,902 for the three months ended September 30, 2005 compared with 2004 due to an accounting review done for 2005, tax credit returns completed and hiring of new finance personnel.  Legal and patent fees were higher by $28,064 for the three months ended September 30, 2005 compared with 2004 as a result of the Ferro Magnetics lawsuit as more fully described under “Significant Recent Developments” section herein, increased patent costs and fees associated with the private placement.  Research and development costs increased by $72,697 for the three months ended September 30, 2005 compared to 2004 due to design costs incurred in establishing our private label line of battery chargers and amortization of our technology.  Salaries and benefits have increased for the three months ended September 30, 2005 compared to 2004 by $52,124 as we have five full-time employees in 2005 compared with three in 2004.  Stock compensation expense is higher by $125,379 for the three months ended September 30, 2005 compared to 2004 due to the number of stock options granted, the current share price and the timing of their vesting.  Consulting fees have decreased by $9,963 due to more work being done by employees in 2005.

We currently have five full-time employees, with the balance of our services being carried out by consultants retained on a monthly or as needed basis.  We will increase our staffing as needed to support any increase in activity or growth.

Liquidity and Capital Resources

We anticipate that we have sufficient funds for the next three months of operations, based on the cash on hand as of September 30, 2005. In addition, we are now generating revenues from licenses and royalties pursuant to our License and Manufacturing Agreement with Hawker, and from sales of our private label line of high-speed battery chargers by Papé and Carney, although we cannot predict with any accuracy the amount and timing of such revenues.  We expect that we will operate at a loss for the foreseeable future as we build our revenues in the commercialization phase. As required, management may arrange additional equity financing in the future to fund the Company’s operations.  We have no  agreements for additional financing in place at this time and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including the rate of market acceptance of our product, our ability to procure additional licensees, our ability to sell our private label line of high-speed battery chargers,  the level of resources devoted to developing and expanding the commercialization of our Technology and our research and development activities.

Repayment of  loans totaling $256,000 received in 2002 from Reimar Koch, our President, was extended to March 31, 2008.  The loans  bear interest at the rate of 10% per annum.  The loans are convertible at the option of Mr. Koch into units at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.

Transactions with Related Parties

(a)        Related party transactions with directors and officers during the nine months ended  September 30th are as follows:

	Sept 30, 2005	Sept 30, 2004

Consulting fees	$ -	$ 15,000
Interest expense	19,200	19,175
Research and development fees	45,000	45,000

(b)

Balances due to directors and officers are as follows:

	Sept 30, 2005	December 31, 2004

Interest payable on long-term debt	$ 53,951	$ 34,751
Long-term debt	256,000	256,000

The terms related to long-term debt is more fully described in the “Liquidity and Capital Resources”section herein.

Subsequent Events

Subsequent to September 30, 2005:

(a)

an aggregate of 100,000 common shares were issued upon exercise of stock options by  a consultant for a total of $30,000; and

(b)

all subscription funds were received pursuant to the private placement outlined in “Liquidity and Solvency” section herein and 192,333 shares were issued.